Table of Contents

EXHIBIT 8.1

LIST OF SUBSIDIARIES OF GOL LINHAS AÉREAS INTELIGENTES S.A.

Name	Jurisdiction of Incorporation
VRG Linhas Aéreas S.A.	Brazil
Gol Finance Cayman	Cayman Islands
GAC Inc.	Cayman Islands
Sky Finance II	Cayman Islands